EXHIBIT 99.7

Mortgage Guaranty Insurance Corporation 250 E. Kilbourn Avenue P.O. Box 488, Milwaukee, Wisconsin 53201-0488	MGIC

Gold CertSM Endorsement to Mortgage Guaranty Master Policy

This Endorsement applies to all Loans first insured under the Policy on or after the Effective Date of this Endorsement. This Endorsement may be revoked by the Company upon notice to the Insured but such revocation will not affect any Loan previously insured or for which a Commitment has been issued under the Policy, as amended by this Endorsement. To the extent of any inconsistency or conflict between the terms of the Policy and this Endorsement, the terms of this Endorsement will control.  The Policy is amended by adding, deleting or amending the following terms and conditions.

A1.
Prior Endorsements.  The Master Reporting Endorsement [Form #71-7139 (2/04)] and the Endorsement to Mortgage Guaranty Master Policy (Origination of Loans) [Form #71-70262 (2/04)], if previously issued, are revoked in their entirety and the definition of “Policy” shall exclude such endorsements.

A2.	Definitions. The following definitions are amended or added to the Policy:

1.1
Application means a request for insurance coverage or a modification of coverage under this Policy for a Loan on a form or in a format provided by the Company, and all other statements, information, data and materials furnished to the Company by the Insured or any other Person in connection with the insuring of the Loan, whether furnished in document form or electronic data form or by electronic means.  An Application includes (i) information, if so furnished to the Company, contained in the Borrower’s Loan application, appraisal, verifications of income and deposit, plans and specifications for the Property, (ii) all information about the Loan, Borrower and Property contained in the Certificate based on the information furnished by the Insured or other Person, and (iii) all statements, information, data and materials furnished by the Insured or any other Person in connection with a request that the Company approve a modification or assumption of the Loan.

1.27
Eligibility Criteria means the requirements that a Loan must meet to be eligible for insurance under this Policy, as established and amended by the Company from time to time and published by the Company in underwriting guides, bulletins, premium rate cards, or by other notice to the Insured prior to submission of the Application.

1.28
Eligibility Criteria Violation means that on the Certificate Effective Date a Loan did not meet one or more Eligibility Criteria in effect on the date that the Application was submitted to the Company, determined by information about the Loan, Borrower and Property that is in fact accurate and in addition, determined by the Underwriting Requirements then in effect.

1.29
First Party means, with respect to a Loan, the initial or any subsequent Insured, and any Person who originated or participated in the origination of the Loan, including correspondent lenders, mortgage loan brokers, underwriters and processors, escrow and closing agents, appraisers, and agents (including employees) of any Insured or of any such Persons.  Notwithstanding the foregoing, the Borrower is not a First Party and after thirty-six (36) Payments are made on the Loan an appraiser not affiliated with any other First Party shall no longer be a First Party.

1.30
Loan File means, with respect to a Loan, all information, data and materials, regardless of format, created or received by the Insured or another First Party in connection with the origination and closing of the Loan, whether received before or after the closing of the Loan.

1.31
Notification Date means the date that the Company is notified by the Insured that coverage on a Loan has been activated, by the Insured’s return of an executed Commitment or Certificate or as otherwise permitted by the Company.

1.32
Payment means a payment made by a Borrower in full of all amounts due under the terms of a Loan in a regular monthly payment period, including all required escrow amounts, disregarding any forbearance, waiver or other modification made without the approval of the Company, whether arising by law or otherwise, that entitles the Borrower not to make a payment, in whole or in part, or to delay a payment otherwise due under the terms of the Loan.  A payment credited by, or made with funds advanced by, a First Party, the Insured, a Servicer, their respective agents or other Person affiliated with a First Party, the Insured or a Servicer does not constitute a payment made by the Borrower and will not be considered a Payment.

1.33
Property Value Eligibility Criteria Violation means an Eligibility Criteria Violation when (i) the percentage variance between the Value represented in the Certificate and the value determined by the Company’s investigation to be the value of the Property as of the date of the appraisal (or other valuation obtained in connection with the Loan origination), exceeds fifteen percent (15%), and (ii) the loan-to-value ratio calculated as of the Certificate Effective Date using the value determined by the Company’s investigation does not meet the Eligibility Criteria.  The percentage variance is the quotient determined by dividing the difference between the two values by the Value represented in the Certificate, expressed as a percentage.

1.34
Underwriting Requirements means the definitions, methods, calculations, documentation requirements and other requirements used by the Company to determine if Eligibility Criteria are met, as published by the Company in underwriting guides, bulletins, premium rate cards, or by other notice to the Insured, or otherwise approved in writing by the Company, as amended and revised from time to time by the Company or with its written approval.

1.35
Verification Information means, with respect to a Loan, a copy of the completed application for the Loan, on either the Fannie Mae Form 1003 or Freddie Mac Form 65, as either form may be revised or replaced by Fannie Mae or Freddie Mac, signed by all Borrowers, or such other documentation as the Company may specify for purposes of seeking to verify the Application.

1.36
Verification Period means the period commencing on the Notification Date and expiring on the one-year anniversary of the Notification Date, or such other period as may be approved by the Company in writing.

A3.           Obtaining Coverage. Section 2.1 of the Policy is deleted and restated in its entirety as follows:

2.1  Application and Certificate.  In order to obtain insurance coverage under this Policy for a Loan, the Insured or a Person acting on behalf of the Insured must submit to the Company a properly completed Application together with such information as the Company may require in support of the Application. Approval of an Application will be at the Company’s discretion and will be in the form of a Commitment or Certificate.  The Company will notify the Insured if an Application is not approved. If the mortgage loan application is denied, the Insured is responsible for notifying the applicant, in accordance with applicable law, that the Company declined to insure the loan.

A4.
Representations of the Insured.  Section 2.2 is amended by deleting the sentence:  “Without otherwise limiting the scope of this Section 2.2, a breach of Section 4.8 relating to down payment will be deemed a material misrepresentation for purposes of this Section 2.2.”

A5.	Misrepresentation of Information and Incontestability. Section 2.4 of the Policy, as previously amended, is deleted and restated in its entirety as follows:

2.4      Limitation on Company’s Rights on Account of Certain Misrepresentations.

a.
Notwithstanding Sections 2.2 and 2.3, the Company will not deny or adjust a Claim for Loss and will not rescind or cancel coverage on a Certificate based on any misrepresentation in an Application, whether by information furnished or omitted, unless (i) the misrepresentation was material or contributes to the Loss, and (ii) one or more of the following circumstances exists:

1.
A First Party knowingly made or knowingly participated in the misrepresentation, as determined by the Company with credible evidence, which determination will not be based solely on Borrower statements not made under penalty of perjury.  Credible evidence of First Party knowledge of or knowing participation in a misrepresentation may include information that is obtained from or is verified by sources other than or in addition to the Borrower and that indicates information or documentation contained in the Application was false or misleading.

2.
The Loan was one of three (3) or more loan transactions, closed within a twelve-month period before or after the Certificate Effective Date, involving misrepresentations by the same Borrower or the same Person other than the Borrower, acting alone or in concert.

3.
The Company determines that there was a systemic problem or practice leading to misrepresentation of information, whether intentional or negligent, relied on by the Company in insuring the Loan and three (3) or more other loans for the initial Insured.

b.	The Company’s payment of a Claim will not limit any rights the Company has against the Borrower or any Person other than the Insured as a result of any misrepresentation.

c.	This Section 2.4 does not affect the Company’s rights under other provisions of the Policy, including Sections 2.12, 4.4 or 4.11.

A6.	Premium. Section 2.5(d) is added to the Policy as follows:

d.
If the Company determines or is notified that on the basis of inaccurate information in an Application, the incorrect premium was paid for coverage on the Loan and the Loan was insurable at a different premium under the Policy on the Application submission date, the Insured must pay an amount determined by the Company to compensate the Company for payment of the incorrect premium, or if a Claim is payable, the Company may deduct such amount from the Loss payment.  The Insured’s failure to pay such amount within sixty (60) days following notice from the Company will entitle the Company to cancel or rescind coverage on the Certificate for such Loan.  The Company will not require payment of additional premium or reduce the Loss payment in the case of an inaccurate Property value if the value determined by the Company does not result in a Property Value Eligibility Criteria Violation.

A7.
Eligibility Criteria.  Section 2.12 is added to the Policy as follows.  (If the Endorsement for Insurance of Loans With Additional Approved Collateral [Form #71-7184 (4/97)] applies, Section 2.12 under such endorsement is renumbered as Section 2.13.)

2.12
Eligibility Criteria.  In order to be insured under the Policy, on the Certificate Effective Date, a Loan must meet the Eligibility Criteria in effect on the date that the Application was submitted to the Company.  Issuance of a Commitment or Certificate by the Company shall be disregarded in determining whether Eligibility Criteria are met. Except as set forth in Section 2.12 (a), (b) and (c), the Company may deny or adjust a Claim for Loss or rescind or cancel coverage on a Certificate if there is an Eligibility Criteria Violation, regardless of whether the Insured or any other First Party knew, or should have known or could have determined that there was an Eligibility Criteria Violation, and regardless of whether the Eligibility Criteria Violation caused or contributed to a Loss.  This Section 2.12 does not affect the Company’s rights under other provisions of the Policy, including Sections 2.3 and 4.4.

a.	If thirty-six (36) Payments are made on the Loan, the Company will not deny a Claim or rescind or cancel coverage on the Certificate on account of an Eligibility Criteria Violation.

b.
If the Application or other information furnished to the Company prior to issuance of a Commitment clearly establishes, without verification or investigation of such information, that an Eligibility Criteria Violation exists and the Company insures the Loan, the Company will not deny or adjust the Claim for Loss or rescind or cancel coverage on account of that Eligibility Criteria Violation, but the Company may exercise its rights under this Policy for any other Eligibility Criteria Violation applicable to the Loan. Without limiting the circumstances in which an Eligibility Criteria Violation is not clearly established as provided above, a Property Value Eligibility Criteria Violation will not be deemed to be clearly established by submission to the Company of the appraisal report or other valuation with the Application.

c.
Unless the Company has previously rescinded coverage or provided a notice reserving its rights as described in the last paragraph of this Section 2.12(c), the Company will not rescind or cancel coverage on a Certificate or deny a Claim on account of an Eligibility Criteria Violation if all of the following conditions are satisfied:

(i)	The Verification Information is furnished to the Company no later than (90) days following the Notification Date, or as otherwise approved in writing by the Company.
(ii)
The first twelve (12) Payments are made on time, which must be demonstrated by the payment history from the Loan servicing records or other evidence acceptable to the Company.  A Payment is made on time if it is received by the Servicer prior to the scheduled due date of the next Payment.

(iii)	The Application is accurate based on the information contained in the Loan File, and using the Loan File information the Eligibility Criteria, determined by the Underwriting Requirements, are met.
(iv)	There is no Property Value Eligibility Criteria Violation.

At any time prior to expiration of the Verification Period, the Company may by notice to the Insured rescind coverage on the Certificate on account of an Eligibility Criteria Violation or reserve its right to rescind coverage on the Certificate on account of such Eligibility Criteria Violation if a Default resulting in a Claim occurs before thirty-six (36) Payments are made on the Loan, regardless of whether such Eligibility Criteria Violation is related to the Default or contributed to it.

A8.	Exclusions from Coverage. Section 4 of the Policy is amended as follows:

Section 4.4(b) is deleted and restated in its entirety and a new Section 4.4(c) is added to the Policy as follows:

b.
Unless thirty-six (36) Payments are made, any Loan with an Eligibility Criteria Violation if the Insured or any other First Party was negligent in underwriting, processing or originating the Loan, or in furnishing information to the Company, and such negligence was material to acceptance of the risk by the Company.

c.
Any Loan with respect to which any Insured, the Servicer or their respective agents were negligent in servicing the Loan, including performing standard and customary collection and loss mitigation activities in order to cure a Default, and such negligence materially contributed to the Default resulting in a Claim or caused or increased the Loss, provided that if the Company can reasonably determine the amount of such increase, the Claim will not be excluded, but the Loss will be reduced by such amount.

Section 4.8 entitled “Down Payment” is deleted from the Policy.

A new Section 4.11 is added to the Policy as follows:

4.11	Ineligible Loans. Any Loan for which there is an Eligibility Criteria Violation, subject to the provisions of Section 2.12.

A9.	Reports and Examinations. Section 7.13 of the Policy is deleted and restated in its entirety as follows:

7.13	Loan Files, Records and Examinations.

a.
The Company by notice at any time may request, and the Insured must provide, within thirty (30) days of such request, the Loan File, servicing records and such other information, files, agreements, reports or records as the Company may require pertaining to any Loan.  If for any reason the Insured fails to provide the Loan File or other information required to be furnished under this Section 7.13(a) within thirty (30) days following a second notice, the Company may cancel coverage on the related Certificate, or if a Claim has been filed, deny such Claim.

b.
The Company and its representatives, upon at least thirty (30) days advance notice to the Insured, will have the right to review the Loan File, servicing records and all other information, files, agreements, reports and records pertaining to any Loan, regardless of format, within the possession or control of the Insured and any of its representatives.  The Company and its representatives may conduct such review on the Insured’s premises during normal business hours.  The Insured and its representatives must cooperate fully with the review.  If for any reason the Insured fails to comply with the requirements of this Section 7.13(b) within thirty (30) days following a second notice, the Company may cancel coverage on the related Certificate.

c.
If a Claim is denied pursuant to Section 7.13(a) and the Insured furnishes the information required for filing of a Perfected Claim within the one-year period described in Section 6.1, the Company will accept filing of the Perfected Claim and, for settlement purposes, the sixty (60) day Settlement Period will commence on the date of filing of such Perfected Claim.

All terms used herein and not defined will have the meanings set forth in the Policy.  No provision of this Endorsement will vary, alter, waive or extend any of the terms and conditions of the Policy, or any endorsements thereto, except as expressly set forth above.